The Afrikander Lease Limited

Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone: 018 468-1061 Fax: 018 468-5054

02034454

Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
Room 3010
450 Fifth Street, N.W.
Washington D.C. 20549

15 May 2002

Dear Paul

Re: The Afrikander Lease Limited disclosure – 82-5253

Please find attached the recent disclosures for your records.

Yours Sincerely

Dean Cunningham
Director

Aflease - Withdrawal Of Cautionary Announcement

Release Date: 30/04/2002 17:24:43

Code(s): AFL

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THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/0 06955/06)
Share Code: AFL (JSE) AFKDY (NASDAQ)
ISIN Code: ZAE000000253
("Aflease" or "the company")
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 4 April 2002, and are advised that as the negotiations mentioned therein have been discontinued caution is no longer required.
Johannesburg
2 May 2002
SPONSOR
Gensec Bank Limited

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The Afrikander Lease Limited– Directors Dealing in Securities

ISIN Code: 2AE00000253
Share Code: AFL

Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director: Dean Cunningham

Date of transaction: 14 May 2002
Number of shares: 166 667
Price: 90 cents per share
Nature of transaction Buy
Nature and extent of director's interest in the transaction: Full beneficiary

Director: Peter Skeat

Date of transaction: 14 May 2002
Number of shares: 400 000
Price: 90 cents per share
Nature of transaction Buy
Nature and extent of director's interest in the transaction: Full beneficiary